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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpine Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Exchange Place
(No. and Street)

Salt Lake City (City) UT (State) 84111 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James A. Cosman (Name) 801-320-1323 (Area Code – Telephone Number) jcosman@alpine-securities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South (Address) Salt Lake City (City) UT (State) 84119 (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, James a. Cosman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpine Securities Corporation, as of 9/30, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANA LOSSER
Notary Public, State of Utah
Commission # 728134
My Commission Expires On
November 28, 2026

Notary Public 11-28-2026

Signature:

Title: CFO, Financial & Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPINE SECURITIES
Stock Brokerage & Investment Company

Alpine Securities Corporation

FINANCIAL STATEMENTS

For the Year Ended September 30, 2023

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alpine Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alpine Securities Corporation's management. Our responsibility is to express an opinion on Alpine Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpine Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedules I, II, III, IV, and V has been subjected to audit procedures performed in conjunction with the audit of Alpine Securities Corporation's financial statements. The supplemental information is the responsibility of Alpine Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
December 12, 2023

We have served as Alpine Securities Corporation's auditor from 2016 – 2018 and since 2022.

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2023

Assets		
Cash		$ 1,137,855
Cash segregated under federal and other regulations		2,305,357
Deposits with clearing organizations		4,721,601
Receivables from customers	3,909,368	
Less allowance for uncollectable amounts	(3,909,368)	-
Receivables from broker/dealers		4,835
DTCC common stock		264,300
Property and equipment, at cost	472,042	
Less accumulated depreciation	(469,466)	2,576
Other receivables		114,276
Other assets		125,769
Total Assets		$ 8,676,569
Liabilities and Stockholder's Equity		
Liabilities		
Payables to customers		$ 2,259,474
Accounts payable and accrued expenses		1,164,062
Accounts payable broker/dealers		571,255
Non-customer payables		1,524
Salaries and commissions payable		30,553
Correspondent deposits		25,000
Total Liabilities		4,051,868
Stockholder's Equity		
Common stock, \$0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock		88,925
Additional paid-in-capital		9,403,934
Accumulated Deficit		(4,868,158)
Total Stockholder's Equity		4,624,701
Total Liabilities and Stockholder's Equity		$ 8,676,569

ALPINE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
For The Year Ended September 30, 2023

Revenues		
Trading profit	$	992,046
Commissions		1,878
Clearing income from correspondents		3,768,576
Transaction fees		812,661
Account Fees		705,685
Special assessment fees		453,000
Transfer fees		122,255
Regulatory research		1,517
Interest income		10,608
Total Revenues		6,868,226
Expenses		
Legal		1,516,306
Occupancy		2,978,878
Salaries, benefits, payroll taxes		1,770,623
Service providers		994,938
Clearing		131,357
Other		118,361
Regulatory fees		196,931
Consulting and subcontractors		44,458
Market data and access		159,135
Interest		1,314,002
Audit services		174,255
Communications		28,443
Depreciation		17,514
Bank Fees		29,751
Total Expenses		9,474,952
Net Loss	$	(2,606,726)

ALPINE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For The Year Ended September 30, 2023

Cash Flows from Operating Activities:		
Net Loss	$ (2,606,726)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	17,514	
December and January rent forgiven	475,048	
Forgiveness of interest on loan	1,314,002	
(Increase) decrease in operating assets:		
Accounts receivable	5,867	
Deposits with clearing organizations	255,899	
Receivables from clearing organizations	83,169	
Other assets	(87,675)	
Increase (decrease) in operating liabilities:		
Payables to customers	(1,088,262)	
Accounts payable to broker/dealers	(1,168,847)	
Accounts payable and accrued expenses	433,095	
Salaries and commissions payable	(61,432)	
Correspondent firm clearing deposits	15,000	
Net Cash Used by Operating Activities		(2,413,348)
Cash Flows from Investing Activity:		
Purchase of DTCC stock	(1,940)	
Net Cash Used by Investing Activities		(1,940)
Cash Flows from Financing Activities		
Dividends paid	(200,000)	
Proceeds from loan	2,154,101	
Net Cash Provided by Financing Activities		1,954,101
Net Decrease in Cash and Cash Equivalents		(461,187)
Cash and Cash Segregated under federal and other regulations, September 30, 2022		3,904,399
Cash and Cash Segregated under federal and other regulations, September 30, 2023		$ 3,443,212

Non-Cash Financing Activities

Non-Cash forgiveness of interest expense	$ 1,314,002
Non-Cash forgiveness of rent	475,048
Non-Cash Financing	2,154,101

Reconciliation of Cash and Cash Equivalents

Cash	$ 1,137,855
Cash segregated under federal and other regulations	2,305,357
Cash and cash segregated under federal and other regulations	$ 3,443,212

ALPINE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended September 30, 2023

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance at September 30, 2022	175,602	$ 88,925	$ 5,460,783	$ (2,061,432)	$ 3,488,276
Relief of Loan			2,154,101		2,154,101
Relief of January & December Rent			475,048		475,048
Forgiven Interest on Loan			1,314,002		1,314,002
Dividends Paid				(200,000)	(200,000)
Net loss				(2,606,726)	(2,606,726)
Balance at September 30, 2023	175,602	$ 88,925	$ 9,403,934	$ (4,868,158)	$ 4,624,701

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are entered into with Scottsdale Capital, a related party. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents, and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Segregated Cash. Alpine Securities receives cash for the exclusive benefit of customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivables are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral. The Company allows for customer receivables at 100% due to the nature of any collateral and historical collections from customers.

Deposits with Clearing Organizations. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred, and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight-line method over their useful lives, or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight-line methods. Building improvements are primarily amortized over 39 years using the straight-line method.

Revenue Recognition. The Company recognizes revenue in accordance with ASC 606. This revenue recognition guidance requires that an entity recognized revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are recorded on trade date, which is the day each transaction is executed.

Trading Profit and Commissions: Commission revenue represents commissions, settlement fees, and execution fees that are generated by our introducing broker-dealer for their clients' trading activity in microcap OTC transactions. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' sales. Accordingly, total commission revenues are reported on a gross basis. Securities commissions are sale-based commissions that are recognized on the trade date. Trading profit is made by the firm purchasing shares from the client and selling to the street with the trading profit being the margin between the point of purchase and sell.

Account Fees: Accounts fees represent fees earned for custodial, recordkeeping, and administrative functions performed for the securities clearing accounts of clients. These include statement delivery fees, account transfer fees, errors and omission insurance fees, platform fees, and other fees. Client account fees that are transactional based, such as account transfer fees, are recognized at a point in time when the related performance obligation is satisfied. Client account fees that are related to ongoing services, such as statement delivery fees and errors and omission insurance fees, are recognized over time. Client account fees that relate to ongoing services are typically billed to clients' accounts on a monthly or quarterly basis.

Transaction Fees: Transaction fee revenue represents account review fees, safekeeping fees, check fees, wire fees, ticket fees that are generated by setting up new accounts, holding stock with DTCC, transferring money by check or wire to customers. Accordingly, total transaction fee revenues are reported on a gross basis. Transaction fees are sale-based that are recognized on the trade date, or assessed at the time of account creation, ticket execution, or monthly as the securities are held by the DTCC.

Special Assessment Revenue: special assessments are recognized on a case-by-case basis in the month when they are assessed and in which a special assessment agreement has been executed.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2023, the Company's uninsured cash balances totaled $3,237,478.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Clearing Income from Correspondents. This revenue represents the transaction fees, transfer fees, and all other revenue types that are earned on the trading accounts from the introducing broker dealer

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,250,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve on September 30, 2023, was $2,259,767. The firm made a Deposit of $50,000 on October 2, 2023.

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAIB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAIB reserve is calculated weekly using a formula as defined by the rule. The required PAIB reserve on September 30, 2023, was $26,524. No additional deposit was required.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had a deposit with its clearing organizations totaling $4,721,601 as of September 30, 2023.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2023.

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2023.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2023.

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC STOCK

The Company capitalizes its mandatory purchase of DTCC common shares. In February of 2023, DTCC required the Company to buy .045 shares of common stock for $1,940. The total number of DTCC shares held at cost on September 30, 2022, is 20.665.

The Company capitalizes its mandatory purchase of DTCC preferred shares. Total number of shares held at cost on September 30, 2022, is 25.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2023:

Furniture and equipment	$ 346,448
Computer hardware and software	125,594
	472,042
Less accumulated depreciation and amortization	(469,466)
	$ 2,576

Depreciation expense for the fiscal year was $17,514, calculated on a straight-line basis of estimated useful life of Company assets. No impairment of fixed assets was considered necessary.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011. The Company recognizes trading revenue exclusively from this related party. The balance payable to Scottsdale Capital for fees and commissions collected on their behalf was $571,256 as of September 30, 2023. The amount of revenue earned during the year ended September 30, 2023 is $6,352,356.

In 2013, the Company relocated to a building owned by a related party. The Company terminated the previous rental agreement as of December 1, 2022 and entered into a new twelve month agreement on the same day. It requires minimum monthly payments of $237,524. Payments made to the related party totaled $2,375,240 during the twelve months ended September 30, 2023. The expenses for this related party are $2,850,288. Rent for the months of December 2022 and January 2023 was forgiven resulting in a capital contribution of $475,047.

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

The Company entered into a loan agreement for $2,154,101 to increase the required deposits with clearing organizations. The loan carried interest of 1% per day resulting in the recognition of interest expense of $1,314,002. The interest was forgiven by the lender resulting in a capital contribution of $1,314,002. The Company and the debt holder entered int a debt exchange agreement which resulted in the cancelation of debt. In connection with the debt exchange agreement an assignment of the net income covenant of 19% for a term of 30 years was conveyed, beginning on April 2021 with all payments made under the prior covenant to reduce the SEC liability being satisfactory to all parties. In the event during the first five years from the effective date of this agreement there is an adverse regulatory event the debt shall be reinstated immediately.

In April 2022, an escrow was set up to cover the potential refunds of customer account charges in the amount of $2,310,234. The loan was made by Alpine Securities Holding Corporation, which has common ownership with the Company, and has the ability to impose control over the lender, and was determined to be a related party.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. As of September 30, 2023, the Company had net capital of $3,935,498 which was $3,685,498 in excess of its required net capital of $250,000.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal. The Company may, from time to time, be named as a defendant in civil actions or a respondent in regulatory actions. The Company is subject to the regulatory and civil actions discussed below.

On July 25, 2019, FINRA initiated an Enforcement Action in which FINRA alleged that the Company charged excessive fees to customers. (See FINRA No. 2019061232601.) The Company has denied these allegations. The hearing in that matter concluded in September 2021. On March 22, 2022, the Hearing Panel issued a Decision in which the Panel found that the Company converted and misused customer funds and securities, engaged in unauthorized trading, charged, and paid customers unfair prices in securities transactions, charged customers unreasonable and discriminatory fees, and made an unauthorized capital withdrawal. The sanction order includes expulsion and $2,310,234 restitution. The Panel Decision also contains a permanent cease-and-desist order ("PCDO) that prohibits the Company from charging certain fees to customers. On April 15, 2022, the Company filed a notice of appeal, which stays the sanctions, except for the PCDO. In satisfaction of the order, a deposit of $2,310,234 was placed in an escrow account pending the appeal. The appeal remains pending.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

On August 26, 2021, the SEC filed an Order Instituting Proceedings ("OIP") pursuant to Section 15(b) of the Securities Exchange Act of 1934 (SEC Administrative Procedures File. No. 3-20485). The OIP is a follow-on action that stems from the 2017 SEC civil action filed in the Southern District of New York. In the SDNY matter, the court found that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." Under the OIP, the Commission will consider whether Alpine should be subject to any further sanctions based on that conduct. Discovery and briefing in the OIP matter are underway.

On August 10, 2022, the Securities and Exchange Commission filed an action in federal court in the District of Nevada alleging violations of Section 10(b) and Section 15 based on a subset of the same events in 2019 that were the subject of the above-referenced FINRA proceeding. Discovery is underway.

On April 19, 2023, FINRA initiated a related action to the fee case described above based on allegations that Company violated the PCDO. (See FINRA No. 2019061235603.) FINRA seeks expulsion for the alleged violations. Alpine has denied the allegations and the expedited hearing commenced on June 5, 2023. On June 7, 2023, the hearing was stayed by order of the D.C. Circuit Court of Appeals pending resolution of Alpine's claims that FINRA's governance and structure is unconstitutional. If the hearing resumes, and if the Hearing Officer issues an expulsion order, the Company shall be required to cease operations until it can seek and obtain a stay order from the SEC. The impact to the Company's business could be significant and material.

During 2014 to 2019, the IRS conducted a lengthy audit of Alpine's tax withholdings for certain foreign accounts for the tax period 2011 and 2012. On August 9, 2019 the IRS issued a tax assessment totaling $1,957,705.96. In September 2019, Alpine paid the required quarterly payment in the amount of $66,947.72 to the IRS. Immediately, thereafter, Alpine filed a tax refund request, which the IRS did not take any action on. On November 19, 2021 Alpine filed a complaint for tax refund and to challenge the legality of the assessment in the U.S. District Court of Utah, Central Division, 21-cv-00683. In the government answer, the U.S. made a counterclaim seeking the full assessment amount of $2,396,474.25 plus interest. On September 23, 2022, Alpine filed a summary judgement motion seeking to dismiss the action. The government has responded and raised a jurisdictional issue. Summary judgment decision remains pending. Based on counsel's assessment of the contingent liability Alpine expects to prevail on its challenge to the IRS assessment and has not made any contingent liability reservation for this matter.

In July 2021, the Company filed lawsuits seeking to recover funds based on allegations that a former officer and an accomplice misappropriated approximately $1,300,000 million in funds. The majority of the funds have been remanded to the court and are held and awaiting the resolution of this action. These matters, which are taking place in both civil and FINRA Arbitration forums, are ongoing, and the Company expects to prevail.

In 2018, Company also filed suit against its former CEO, Chris Frankel, alleging breaches of confidentiality and trade secret agreements. In May 2021 the jury awarded Alpine $932,000 in unjust enrichment damages. Frankel has filed several posting hearing motions and appeals which are being addressed by the courts. Company expects the jury decision against Frankel will ultimately hold-up.

NOTE 12 - SUBSEQUENT EVENTS

Subsequent to fiscal year-end, the Company received some additional funding from the parent company in the amount of $6.4 Million. The Company had a Board resolutions meeting regarding receiving those funds as additional capital increasing the excess net capital above $10 Million for additional requirements from the clearing organizations.

NOTE 12 – SUBSEQUENT EVENTS (Continued)

Subsequent to year-end, the Company had made the decision to become a self-clearing organization, and in doing so the clearing agreement between the Company and the introducing broker dealer has been terminated. The Company is in the midst of meeting all of the qualifications to becoming a self-clearing firm.

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date which the financial statements were available to be issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.

SUPPLEMENTARY INFORMATION

Schedule I
ALPINE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2023

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 4,624,701
Deduct ownership equity not allowable for net capital	-
Total Ownership Equity Qualified for Net Capital	4,624,701
Deductions and/or charges:	
Total non-allowable assets from Statement of Financial Condition	(511,756)
Add:	
Other allowable credits	-
Net capital before haircuts on securities positions	4,112,945
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	
Trading and investment securities stocks and warrants	$ -
Net Capital	$ 4,112,945
Computation of Alternate Net Capital Requirement	
2% of combined aggerate debit items as of the date of net capital computation	$ -
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	250,000
Net capital requirement (greater of the above)	250,000
Excess net capital	$ 3,862,945
Percentage of net capital to aggregate debits	N/A
Percentage of net capital after anticipated capital withdrawals to aggregate debits	N/A
Net capital in excess of the greater of: 5% of the combined aggregate debit items, or 120% of minimum net capital requirement	$ 3,812,945

The differences between the computation above and the amount reported on the current FOCUS filed by the Company are reconciled at Schedule V.

Schedule II
ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
CUSTOMER RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2023

Credit Balances	
Free Credit Balances and other credit balances in customers' security accounts	$ 2,259,767
Total Credit Items	2,259,767
Debit Balances	
Debit balances and other credit balances in customers' security accounts	-
Less 3% (for alternative method)	-
Total Debit Items	-
Reserve Computation	
Excess of total credits over total debits	$ 2,259,767
Amount held on deposit in "Reserve Bank Accounts", including value of qualified securities, at end of reporting period	$ 2,250,000
Deposit/(Withdrawal) made the day of computation (October 2, 2023)	50,000
New amount in "Reserve Bank Accounts", including value of qualified securities after deposit or subtracting withdrawal	$ 2,300,000

There were no significant or material differences between the FOCUS report and the computation above.

Schedule III
ALPINE SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF PAIB ACCOUNT
RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2023

Credit Balances	
Correspondent broker's clearing deposits and free credits	$ 26,524
Total Credit Items	26,524
Debit Balances	
Debit balances in correspondent firm's accounts representing charges for services and/or client charge backs	-
Total Debit Items	-
Reserve Computation	
Excess of total credits over total debits	$ 26,524
Amount held on deposit in "Reserve PAB Bank Accounts", including value of qualified securities, at end of reporting period	$ 50,000
Deposit/(Withdrawal) made the day of computation	-
New amount in "Reserve Bank Accounts", including value of qualified securities after deposit or subtracting withdrawal	
	$ 50,000

There were no significant or material differences between the FOCUS report and the computation above.

Schedule IV
ALPINE SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2023

State the market valuation and number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. $ -

   A. Number of items 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags" which result from normal business operations", as permitted under rule 15c3-3. $ -

   A. Number of items 0

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3. Yes

There were no significant or material differences between the FOCUS report and the computation above.

Schedule V
ALPINE SECURITIES CORPORATION
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPTATION
September 30, 2023

Net capital per respondent's unaudited computation	$	4,447,255
Net adjustments to expenses		177,446
Decrease in non-allowable assets		-
(Increase) in aged fails to deliver and receive		-
(Increase) in securities haircust		-
Net capital per audit	$	4,624,701

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alpine Securities Corporation

We have examined Alpine Securities Corporation's statements, included in the accompanying Compliance Report, that (a) Alpine Securities Corporation's internal control over compliance was effective during the most recent fiscal year ended September 30, 2023; (b) Alpine Securities Corporation's internal control over compliance was effective as of September 30, 2023; (c) Alpine Securities Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023; and (d) the information used to state that Alpine Securities Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Alpine Securities Corporation's books and records. Alpine Securities Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Alpine Securities Corporation with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of Alpine Securities Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Alpine Securities Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Alpine Securities Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2023; Alpine Securities Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2023, was derived from Alpine Securities Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Alpine Securities Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Alpine Securities Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Alpine Securities Corporation's statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
December 12, 2023

ALPINE SECURITIES
Stock Brokerage & Investment Company

Compliance Report for the period of October 1, 2022, through September 30, 2023

We as members of management of Alpine Securities Corporation, (the Company) are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers". We are also responsible for establishing and maintaining effective internal control over compliance with 17 C.F.R. § 240.17a-5. We have performed an evaluation of the Company's compliance with the requirements of 17 § 240.l 7a-5. Based on this evaluation, we assert the following:

- We have established and maintained Internal Control Over Compliance (as defined below) with the Financial Responsibility Rules (as defined below) during the period of October 1, 2022, through September 30, 2023;

- The Internal Control Over Compliance of the Company with the Financial Responsibility Rules was effective during the period of October 1, 2022 through September 30, 2023;

- The internal control over compliance of the Company with the Financial Responsibility Rules was effective as of the end of the most recent fiscal year ended September 30, 2023;

- The Company was in compliance with 17 C.F.R. § 240.15c3-l and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2023; and

- The information the Company used to assert that the Company was in compliance with 17 C.F.R. § 240.15c3-l and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

For purposes of this assertion, Internal Control over Compliance is defined as internal controls that have the objective of providing the broker-dealer with reasonable assurance that non-compliance with the financial responsibility rules will be prevented or detected on a timely basis. The Financial responsibility Rules are defined as 17 C.F.R. § 240.15c3-l, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis.

December 11, 2023

James A. Cosman
Chief Financial Officer

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Alpine Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Management of Alpine Securities Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
December 12, 2023